MATERIAL CHANGE REPORT

FORM 51-102F3

1.

Name and Address of Company:

Rouge Resources Ltd. (the "Company")
Suite 3123 – 595 Burrard Street
Vancouver, BC  V7X 1J1

2.

Date of Material Change:

June 15, 2016

3.

News Release:

On June 15, 2016, the Company issued a news release reporting the material change through Canada News Wire.

4.

Summary of Material Change:

On June 15, 2016, the Company announced it had entered into a binding letter of intent with Arena Minerals Inc. for the acquisition of the Pampas El Peñon gold project in Chile and in connection with the acquisition, the Company is undertaking a non-brokered private placement of 20,000,000 common shares at a price of $0.26 per common share, for gross proceeds of $5,200,000.

The Company announced it intends to change its name to Fiore Exploration Ltd. or some other suitable name, and appoint an experienced management team on closing.

5.

Full Description of Material Change:

On June 15, 2016, the Company announced it had entered into a binding letter of intent with Arena Minerals Inc. (TSXV - AN) ("Arena") for the acquisition of the Pampas El Peñon gold project in Chile. Arena’s interest consists of two option agreements with Sociedad Química Y Minera de Chile S.A. ("SQM").  Consideration for the acquisition consists of 8,650,000 common shares of the Company to be issued to Arena and 4,850,000 common shares to be issued to SQM. In order to exercise the options the Company will assume Arena’s commitments, which include a total of $750,000 in cash payments and an expenditure commitment on the project of $1,830,000, both by July 27, 2017.

In connection with the acquisition, the Company is undertaking a non-brokered private placement of 20,000,000 common shares at a price of $0.26 per common share, for gross proceeds of $5,200,000.

The Company intends to change its name to Fiore Exploration Ltd. or some other suitable name, and appoint an experienced management team on closing.

The letter of intent with Arena is legally binding but is subject to completion by the Company of a private placement financing for gross proceeds of not less than $2.5 million, completion of due diligence by the Company for up to a 60-day period, and subject to TSXV stock exchange approval. A finder’s fee of up to 800,000 shares will be paid to third parties by the Company.

6.

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.

Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.

Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Melinda Coghill
Chief Financial Officer
Phone:  (604) 609-6110

9.

Date of Report:

June 23, 2016